EXHIBIT TO QUESTION 77 M - MERGERS



           At the close of business on October 27, 1995 (the "Closing"), the Northstar Advantage Strategic Income Fund ("Strategic Income Fund") acquired the net assets of the Northstar Advantage Multi-Sector Bond Fund, ("Multi-Sector Fund") pursuant to an Agreement and Plan of Reorganization dated June 2, 1995. In accordance with the agreement, the Strategic Income Fund, at the closing, issued 3,728,590 shares of the Strategic Income Fund having an aggregate value of $45,577,269 which included unrealized depreciation on investments of $535,327 and accumulated net realized loss of $2,981,579. As a result the Strategic Income Fund issued .370703764 shares for each Multi-Sector Fund Class A and Class B share and .371826372 share for each Multi-Sector Fund Class C share. The transaction was structured for tax purposes to qualify as a tax-free reorganization under the Internal Revenue Code. Directly after the merger the combined net assets in the Strategic Income Fund were $79,737,813 with a net asset value of $12.22 for Class A and Class B shares and $12.21 for Class C shares.